SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 11-K


(Mark One)

[X]             Annual Report pursuant to Section 15(3) of the
                Securities Exchange Act of 1934

For the fiscal year ended December 31, 2000

                                       OR

[_]      Transition report pursuant to Section 15(d) of the Securities Exchange
Act of 1934 For the transition period from _______________ to _______________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                  Mestek, Inc.
                             Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executed office:

                                  Mestek, Inc.
                              260 North Elm Street
                         Westfield, Massachusetts 01085


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REQUIRED INFORMATION
                                                                           Page
A.  Financial Statements and Schedules

         Independent Auditors' Report                                       3

         Statements of Net Assets Available for Plan
           Benefits as of December 31, 2000 and 1999                        4

         Statements of Changes in Net Assets Available for
           Plan Benefits for the Years Ended December 31, 2000 and 1999     5

         Notes to Financial Statements                                     6-14



                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  MESTEK, INC.
                                  RETIREMENT SAVINGS PLAN


Date:  June 30, 2001             /s/:  Jack E. Nelson
                                 Jack E. Nelson
                                 Vice President-Human Resources


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               Report of Independent Certified Public Accountants


Plan Administrator
Mestek, Inc. Retirement Savings Plan


                  We have audited the accompanying statements of net assets available for benefits of Mestek, Inc. Retirement Savings Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

                  We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                  In our opinion, the financial statements referred to above, of Mestek, Inc. Savings and Retirement Plan as of December 31, 2000, and for the year then ended, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.


                                             GRANT THORNTON LLP


Boston, Massachusetts
June 8, 2001


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The accompanying notes are an integral part of the financial statements.

                                        5
MESTEK, INC. RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2000 and 1999

--------------------------------------------------------------------------------

                                                2000                  1999
                                           --------------        --------------

ASSETS
Investments:
At fair value - (note B)
MassMutual Pooled Separate Accounts
Core equity fund                             $1,401,104           $1,551,112
Small company fund                              266,090              173,999
Balanced fund                                   237,038              184,791
Intermediate bond fund                          149,185               81,481
Indexed equity fund                             386,045              342,315
Growth equity fund                               56,069                  -
International equity fund                        28,425                  -
Medium company growth equity fund                78,057                  -
Mestek stock fund                                 6,494                  660
Notes receivable from participants              524,591              408,652
                                             ----------           -----------
                                              3,133,098            2,743,010

At contract value - (notes B and F)
MassMutual Life Insurance Company
Investment contract fund                      4,989,934            4,530,142
                                             ----------           ----------

Total investments                             8,123,032            7,273,152

Receivables:
Participants' contributions                      81,050               77,420
Employer's contributions                         28,440               28,740
                                             ----------           -----------

Total receivables                               109,490              106,160
                                             ----------           -----------

NET ASSETS AVAILABLE FOR BENEFITS            $8,232,522           $7,379,312
                                             ==========           ===========




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MESTEK, INC. RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits For the year ended December 31, 2000

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Additions
  Additions to net assets attributed to:
    Contributions:
      Participant                                            $872,897
      Employer                                                329,727
      Rollover                                                 18,755

  Investment income                                           360,941
                                                             ---------

          Total additions                                   1,582,320

Deductions
  Deductions from net assets attributed to:
    Benefits paid to participants                             720,730
    Miscellaneous expenses                                      8,380
                                                            ----------

          Total deductions                                    729,110
                                                            ----------

          NET INCREASE                                        853,210

Net assets available for benefits:
  Beginning of year                                         7,379,312
                                                            ----------

  End of year                                              $8,232,522
                                                           ===========




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                                        8
MESTEK, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2000 and 1999

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NOTE A - DESCRIPTION OF PLAN

   The following description of Mestek, Inc. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

     General

       The Plan was established as of June 1, 1984 under Section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       The Plan is a defined contribution plan established for the benefit of employees of Mestek, Inc. (the "Company") who are covered under regional collective bargaining agreements. Service eligibility requirements differ by division and collective bargaining agreements.

     Plan Amendment

       In 1999, the Plan Administrator amended the Plan, allowing Mestek, Inc. "Company Stock" to be included as an investment option. The term "Company Stock" shall include shares of Mestek, Inc. common stock and other equity securities issued by the employer that qualify as a "qualifying equity security" as defined by ERISA. Up to 100% of the assets of the Plan (or if less, the maximum percentage under ERISA) may be invested in "Company Stock".

     Participant Contributions

       Participants may elect to have up to fifteen percent of their compensation withheld, up to the maximum allowed by the Internal Revenue Code.

       Participants may elect to make nondeductible voluntary contributions up to an additional ten percent of their gross earnings each year within the legal limits.



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MESTEK, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements - Continued
December 31, 2000 and 1999

-------------------------------------------------------------------------------

NOTE A - DESCRIPTION OF PLAN - Continued

     Company Contribution

       The Company contributes differing amounts depending upon the division's collective bargaining agreement. Contributions are funded on a current basis. The Company contributions are as follows:

          Division                           Agreement

     Vulcan Radiator Corp.         Effective June 1, 1999,  employees hired
                                   prior to June 1, 1984, receive $.35/hour for the total hours worked per week.

                                   Effective June 1, 1999, employees hired after May 31, 1984 and before June 1, 1990, receive $.30/hour for the total hours worked per week.

                                   Effective June 1, 1999,employees hired after
                                   May 31, 1990, and before June 1, 1993 receive $.25/hour for the total hours worked per week upon reaching the date of hire and having completed one full year of service.

                                   Effective June 1, 1999, employees hired after June 1, 1993 and before June 1, 1999 receive $.20/hour for each hour worked after they completed twelve months of service.

                                   Employee shall receive an additional
                                   $.05/hours for each hour worked after he/she reaches his 60th birthday. The first pay period will begin the month after the employee's 60th birthday.

                                   Any employee with one year or more seniority who voluntarily contributes 4% or more (pre-tax) of


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MESTEK, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements - Continued
December 31, 2000 and 1999

-------------------------------------------------------------------------------

NOTE A - DESCRIPTION OF PLAN - Continued

          Division                                             Agreement

                                   his/her gross wages to the plan, shall be eligible for a 1% gross wages additional matching contribution from the Company.

     Mestek, Inc. - Bradner        Effective August 1, 1991, the Company matches
                                   25% of the elective deferral, not to exceed
                                   6% of gross salary.

     Mestek, Inc. - Wyalusing      Effective October 1,  1995, employees hired
                                   before October 1, 1992 receive $.45/hour for each hour worked. Employees hired after October 1, 1992 and before October 1, 1995 receive $.20/hour for each hour worked.
                                   Employees hired after September 30, 1995 receive $.12/hour for each hour worked.
                                   Employees hired after September 30, 1995 shall not be eligible for participation until completing their probationary period. Upon attaining seniority status, the employee shall receive the Company's contribution back to the 30th day of work.

         Cooper-Weymouth, Peterson -
           Clinton Effective February 1, 1994, eligible employees receive a contribution of $.21/hour prior to February 1, 1994,
                                                     $.22/hour effective
                                                     February 1, 1994, $.23/hour
                                                     effective February 1, 1995,
                                                     $.25/hour effective
                                                     February 1, 1996, $.27/hour
                                                     effective February 1, 1997,
                                                     $.28/hour effective
                                                     February 1, 1998, $.29/hour
                                                     effective February 1, 1999
                                                     and $.30/hour effective
                                                     February 1, 2000. Maximum
                                                     hour to be paid is 40 hours
                                                     per week, after 60 days of
                                                     service.

         Mestex, Inc. - Dallas                       Effective August 1, 2000,
                                                     eligible  employees receive
                                                     $.20/hour worked,  provided
                                                     such employee has completed
                                                     one year of service.


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MESTEK, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements - Continued
December 31, 2000 and 1999

-------------------------------------------------------------------------------

NOTE A - DESCRIPTION OF PLAN - Continued

                  Division                                             Agreement

                                                     Effective August 1, 2000,
                                                     eligible employees receive
                                                     a 25% matching contribution
                                                     for each dollar of
                                                     voluntary contributions by
                                                     the employee, up to a limit
                                                     of the first 6% contributed
                                                     by the employee.

         Mestek, Inc. - Waldron                    Effective April 1, 1991, the
                                                   Company  matches 25% of the
                                                   elective  deferral,  not
                                                   to exceed 6% of gross salary.

         Mestek, Inc. - Dundalk                   Effective  September 1, 1991,
                                                  the Company matches 25% of the
                                                  elective  deferral, not to
                                                  exceed 6% of gross salary.

         Mestek, Inc. - Wrens                     Effective  March 1, 1995, the
                                                  Company  matches 25% of the
                                                  elective  deferral,  not
                                                  to exceed 6% of gross salary.

         Pacific Air Balance (PABI)               Effective October 1, 1997, the
                                                  Company matches 25% of the
                                                  elective deferral, net to
                                                  exceed 6% of gross salary.

     Vesting

       All participant and Company contributions are 100 percent vested. Company matching contributions vest over a seven year period.

     Investments

       Upon enrollment in the Plan, participants may direct contributions to any combination of fund options maintained by MassMutual Life Insurance Company ("MassMutual"). All funds (except for the Investment Contract), are invested in pooled separate accounts and do not guarantee principal or rate of return. Plan participants may change their investment election at any time through MassMutual's automatic record-keeping system. The following is a description of each investment option:


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MESTEK, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements - Continued
December 31, 2000 and 1999

--------------------------------------------------------------------------------

NOTE A - DESCRIPTION OF PLAN - Continued

         The Investment Contract is invested in a group annuity contract issued by MassMutual. This fund will receive a rate of interest set by MassMutual annually (6.75% for fiscal 2000). Both the principal and interest are guaranteed by MassMutual for the duration of the contract.

         The Core Equity Fund invests primarily in common stocks of large, well established companies.

         The Small Company Fund invests mainly in common stocks of small, publicly traded companies that have some unique product, market position, or operating method which sets them apart.

         The Balanced Fund invests in a blend of three types of assets: stocks, bonds and short-term securities (or cash).

         The Intermediate Bond Fund invests mainly in investment-grade, publicly traded bonds (debt issued by the U.S. government, agencies and companies). The bonds mature over periods from 1 to 10 years.

         The Indexed Equity Fund invests in stocks which will approximate, as closely as possible, the Standard & Poor's 500 Index.

         The Growth Equity Fund invests primarily in equity securities of large companies with long-term growth potential.

         The International Equity Fund invests at least 90% of its assets in equity securities of companies wherever located, the primary stock market of which is outside the United States with the intentions of long-term growth.

         The Medium Company Growth Equity Fund invest primarily in equity securities of medium-size companies with long-term growth potential.

         The Mestek Stock Fund is invested in the common stock of Mestek, Inc.

         Included in investment income is interest and dividends of $350,035 and realized and unrealized net gains on investments of $10,906.

MESTEK, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements - Continued
December 31, 2000 and 1999

-------------------------------------------------------------------------------

NOTE A - DESCRIPTION OF PLAN - Continued

     Withdrawals

       Participants are allowed to withdraw certain portions of their account, as defined by the Plan, upon retirement, termination of employment, or determination of financial hardship.

     Notes Receivable from Participants

       Participants are eligible to borrow up to 50% of their vested balance to a maximum of $50,000. Loans bear interest at market rates and are repayable over a period not to exceed five years, except if the loan is used to purchase a residency in which the loans are repayable over a 10 year period.

     Payment of Benefits

       Upon termination of employment, a participant with $5,000 or more in vested benefits may receive the vested accrued benefits credited to his/her account or may elect to continue earning tax deferred interest on the vested portion of his/her savings account until retirement. A participant cannot, however, make any further contributions. Any participant with less than $5,000 receives a lump-sum cash payment.

       Normal retirement date for a participant is the first day of the month following the participant's 65th birthday. Participants are allowed to defer their retirement date past the normal retirement date and contributions will continue until the participant retires.

       Upon retirement, if the participant is not married, the normal form of benefit is a lump-sum cash payment. If a participant wishes he/she may elect any other option (except for an automatic joint and survivor annuity). If the participant is married, the normal form of benefit is an automatic joint and survivor annuity. Other options include a life annuity with 120 stipulated monthly payments and a full cash refund annuity.

     Expenses

       Administrative costs paid by the Company are not included in the accompanying financial statements.


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MESTEK, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements - Continued
December 31, 2000 and 1999

-------------------------------------------------------------------------------

NOTE A - DESCRIPTION OF PLAN - Continued

     Forfeitures

       Forfeitures are held in an interest bearing holding account by the trustee. The Company may apply these amounts to any outstanding administrative costs due to the trustee.
   The following are the significant accounting policies followed by the Plan:


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting

       The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting.

     Investment Valuation

       The Plan's investments are stated at fair value, except for its investment contract which is valued at contract value (see note E).

     Allocations to Participants' Accounts

       Amounts contributed to the Plan by the Company are credited to each participant's account on the last day of each valuation period. A participant must be employed on that date to be credited for Company contributions that period unless employment ended during the period due to retirement, disability or death.

       As of each valuation date, investment income is allocated to participant accounts in proportion to the number of investment units held by each participant.

       The Plan is valued on a monthly basis.

     Payment of Benefits

       Benefit payments to participants are recorded upon distribution.

MESTEK, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements - Continued
December 31, 2000 and 1999

-------------------------------------------------------------------------------

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

     Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.


NOTE C - TAX STATUS

   Although the Plan has received a favorable determination letter dated June 16, 1995 from the Internal Revenue Service, it has not been updated for the latest plan amendments. However, the plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt for the year ended December 31, 2000.


NOTE D - PLAN TERMINATION

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA and regional collective bargaining agreements. In the event of Plan termination, participants will become 100% vested in their accounts.


NOTE E - INVESTMENT CONTRACT WITH INSURANCE COMPANY

   The Plan has an investment contract with MassMutual. MassMutual maintains the contributions in a pooled account. The account is credited with a guaranteed rate of return and is charged for Plan withdrawals and administrative expenses charged by MassMutual. The contract is included in the financial statements at contract value, which approximates fair value, as reported to the Plan by MassMutual. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.